SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

FOX CHASE BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

35137T108
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN FROME & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 182,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,894
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,894
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,080
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,080
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,201
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 69,201
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,169
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,169
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,084
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,084
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 434,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 434,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.58%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,605
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 762,605
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35137T108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3").  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a-c) This statement is being filed Seidman Investment Partnership III, LP, ("SIPIII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054.  Lawrence Seidman is the Managing Member of JBRC I, LLC, the corporate co-general partner of SIPIII.

This statement is also being filed by Sonia Seidman, ("Sonia Seidman"), wife of Lawrence Seidman.

This statement is also being filed by Lawrence Seidman,("Seidman") whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey  07054 and 19 Veteri Place, Wayne, New Jersey 07470. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, and 2514 MSF.  Seidman serves as the manager of SAL, the President of the general partner of SIP and SIPII, Veteri (of which he is the sole officer and director), and investment manager of Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS and 2514 MSF.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman and Sonia Seidman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include the margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 762,605 shares benefically owned in the aggregate by the Reporting Persons is approximately $11,374,165, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,129,430 shares outstanding, which is the total number of Shares outstanding, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 2, 2014.

A.	SAL

(a)	As of the close of business on July 25, 2014, SAL beneficially owned 182,034 Shares.

Percentage: Approximately 1.50%.

(b)	1. Sole power to vote or direct the vote: 182,034

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 182,034

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on July 25, 2014, SIP beneficially owned 113,816 Shares.

Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 113,816

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 113,816

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on July 25, 2014, SIPII beneficially owned 144,894 Shares.

Percentage: Approximately 1.19%.

(b)	1. Sole power to vote or direct the vote: 144,894

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 144,894

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on July 25, 2014, SIPIII beneficially owned 23,080 Shares.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 23,080

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 23,080

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on July 25, 2014, LSBK beneficially owned 69,201 Shares.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 69,201

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 69,201

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days and therefore there are not any transactions set forth in Schedule B.

F.	Broad Park

(a)	As of the close of business on July 25, 2014, Broad Park beneficially owned 84,169 Shares.

Percentage: Approximately 0.69%.

(b)	1. Sole power to vote or direct the vote: 84,169

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 84,169

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	CBPS

(a)	As of the close of business on July 25, 2014, CBPS beneficially owned 106,827 Shares.

Percentage: Approximately 0.88%.

(b)	1. Sole power to vote or direct the vote: 106,827

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 106,827

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	2514 MSF

(a)	As of the close of business on July 25, 2014, 2514 MSF beneficially owned 38,084 Shares.

Percentage: Approximately 0.31%.

(b)	1. Sole power to vote or direct the vote: 38,084

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 38,084

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days and therefore there are not any transactions set forth in Schedule B.

I.	Sonia Seidman

(a)	As of the close of business on July 25, 2014, Sonia Seidman beneficially owned 500 Shares.

Percentage: Approximately 0.004%.

(b)	1. Sole power to vote or direct the vote: 500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 500

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Sonia Seidman during the past 60 days and therefore there are not any transactions set forth in Schedule B.

J.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 113,816 Shares owned by SIP and the 144,894 Shares owned by SIPII, and (ii) as the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 69,201 Shares owned by LSBK and the 106,827 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 434,738 Shares.

Percentage: Approximately 3.58%.

(b)	1. Sole power to vote or direct the vote: 434,738

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 434,738

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days. LSBK has not entered into any transactions in the Shares in the past 60 days.  The transactions in the shares by SIP, SIPII and CBPS are set forth on Schedule B and incorporated herein by reference.

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 182,034 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 113,816 Shares owned by SIP and the 144,894 Shares owned by SIPII, and (iii) as the managing member of JBRC I, LLC, the corporate co-general partner of SIPIII, may be deemed the beneficial owner of the 23,080 Shares owned by SIPIII, and (iv) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 69,201 Shares owned by LSBK and the 106,827 Sharesowned by CBPS, and (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 84,169 Shares owned by Broad Park and the 38,084 Shares owned by 2514 MSF, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 500 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 762,605 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.29%.

(b)	1. Sole power to vote or direct the vote: 762,605

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 762,605

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  LSBK and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, Broad Park and CBPS are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.2    Joint Filing Agreement, dated July 28, 2014, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, 2514 MSF, Sonia Seidman, Veteri and Seidman.

Signature Page to Fox Chase Bancorp, Inc. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, L.L.C., its Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

/ss/ Sonia Seidman
SONIA SEIDMAN

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35137T108

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Fox Chase Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: July 28, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, L.L.C., its Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

/ss/ Sonia Seidman
SONIA SEIDMAN

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35137T108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch/Sold	Per Share*	Cost	Shares	Per Share*	Sales Proceeds	Shares
SAL	6/2/2014	15.9700	15,970.00	1,000
SAL	6/3/2014	15.9588	36,146.75	2,265
SAL	6/30/2014				-16.8261	14,302.18	-850
Total			52,116.75	3,265		14,302.18	-850

SIP	6/6/2014				-16.8408	38,009.60	-2,257
SIP	6/9/2014				-16.8983	84,491.62	-5,000
SIP	7/1/2014				-16.9595	169,595.24	-10,000
SIP	7/18/2014	16.1130	32,225.95	2,000
SIP	7/22/2014	16.1219	161,218.95	10,000
Total			193,444.90	12,000		292,096.46	-17,257

SIP II	5/27/2014	15.9540	79,770.00	5,000
Total			79,770.00	5,000		0.00	0

SIP III	6/10/2014				-16.9390	28,762.50	-1,698
SIP III	7/25/2014	16.0548	66,707.75	4,155
Total			66,707.75	4,155		28,762.50	-1,698

Broad Park	7/17/2014	16.2209	243,313.45	15,000
Total			243,313.45	15,000		0.00	0

CBPS	7/17/2014	16.2205	243,307.50	15,000
CBPS	7/18/2014	16.1100	32,220.00	2,000
CBPS	7/22/2014	16.1212	161,212.00	10,000
Total			436,739.50	27,000		0.00	0

* Includes brokerage commissions
             .